SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Pharmos Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

717139208
(CUSIP Number)

Check the following box if a fee is being paid with this statement.
( )
The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP No.
717139208

1)  Names of Reporting Person

Lehman Brothers Holdings Inc.
S.S. or I.R.S. Identification No. of Above Person
13-3216325


2)  Check the Appropriate box if a Member of a Group

(a)  ( X ) Sole
(b)  (   ) Joint Filing


3)  SEC Use Only


4)  Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned
by Each Reporting Person With:

    5)  Sole Voting Power
        -0-
    6)  Shared Voting Power
        -0-

    7)  Sole Dispositive Power
        -0-

    8)  Shared Dispositive Power
        -0-

9)  Aggregate Amount Beneficially Owned by Each Reporting
        Person -0-

10)  Check if the Aggregate Amount in Row (9) Excludes Certain

Shares

(___)

11)  Percent of Class Represented by Amount in Row 9

     0%

12)  Type of Reporting Person

HC/CO

Item 1(a).  Name of Issuer: Pharmos Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
            101 E. 52nd Street
            New York, NY 10022
Item 2(a).  Name of Person Filing:

Lehman Brothers Holdings Inc.

Item 2(b).  Address of Principal Business
            Office: 3 World Financial Center
            New York, NY  10285

Item 2(c).  Citizenship or Place of

Organization: See Item 4 of cover pages

Item 2(d).  Title of Class of Securities:

Common

Item 2(e).  CUSIP Number:

            717139208




Item 3.  Information if statement is filed pursuant to Rules 13d-
1(b) or 13d-2(b):

The person filing this statement is Lehman Brothers Holdings
Inc., a parent holding company in accordance with Section
240.13d1(b)(ii)(G).

Item 4.  Ownership

(a)  Amount Beneficially Owned as of:  July 31, 1995

See Item 9 of cover pages

(b)  Percent of Class:

See Item 11 of cover pages

(c)  Number of shares as to which such person has: (i)

sole power to vote or to direct the vote (ii)  shared

power to vote or to direct the vote

(iii)  sole power to dispose or to direct the
disposition (iv) shared power to dispose or to direct the disposition See Items 5-8 of cover pages

Item 5.  Ownership of Five Percent or Less of a Class
This statement is being filed to report that as of July 31, 1995 the Reporting Person ceased to be the beneficial owner of more than 5% of the class of securities covered by this report.


Item 6.  Ownership of More than Five Percent on Behalf of
Another
Person

Not Applicable.


Item 7. Identification and Classification of the Subsidiary which acquired the Security being reported on by the Parent Holding Company

The relevant subsidiary is Lehman Brothers Inc., a Broker/Dealer registered under Section 15 of the Securities
Exchange Act of 1934.


Item 8.  Identification and Classification of Members of the
Group

Not Applicable.


Item 9.  Notice of Dissolution of Group

Not Applicable.
Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



Dated:  August 10, 1995


LEHMAN BROTHERS HOLDINGS INC.


By:  /s/ Karen C. Manson

Name:  Karen C. Manson
Title: Vice President
       Assistant Secretary